Exhibit (d)(7)

FORM OF NEW OPTION AGREEMENT

XO Communications, Inc.
Option Grant
under the

Concentric Network Corporation
1995 Stock Incentive Plan for Employees and Consultants
(Amended and Restated as of May 30, 2001)

Concentric Network Corporation
1996 Stock Plan
(Amended and Restated as of May 30, 2001)

Concentric Network Corporation
1997 Stock Plan
(Amended and Restated as of May 30, 2001)

Concentric Network Corporation
1999 Nonstatutory Stock Option Plan
(Amended and Restated as of May 30, 2001)

Delta Internet Services, Inc.
1996 Stock Option Plan
(Amended and Restated as of May 30, 2001)

OR

XO Communications, Inc. Stock Option Plan
(as last Amended on February 16, 2001)

Terms, Conditions and Agreements

      In consideration of the grant of an option to acquire Class A common stock of XO Communications, Inc. under the Concentric Network Corporation 1995 Stock Incentive Plan for Employees and Consultants (Amended and Restated as of May 30, 2001), Concentric Network Corporation 1996 Stock Plan (Amended and Restated as of May 30, 2001), Concentric Network Corporation 1997 Stock Plan (Amended and Restated as of May 30, 2001), Concentric Network Corporation 1999 Nonstatutory Stock Option Plan (Amended and Restated as of May 30, 2001), Delta Internet Services, Inc. 1996 Stock Option Plan (Amended and Restated as of May 30, 2001), or XO Communications, Inc. Stock Option Plan (as last Amended on February 16, 2001), (the “Plan”), you agree to the terms, conditions and undertakings set forth below. The particular Plan under which your option is granted is referenced in your Certificate of Stock Option Grant. These terms, conditions and agreements provide for:

•	the terms of your option grant, including the term and termination of the option, exercises of the option, payment for shares, and transfer of options; and

•	agreements by you with respect to disclosure and use of confidential information, title to inventions, non-solicitation of XO customers and non-solicitation and non-hire of XO employees.

Notice Regarding Paper Form

•	You are encouraged to print this Terms, Conditions and Agreements and retain a copy for yourself;

•	Alternatively, you may obtain a copy of this Terms, Conditions and Agreements from Human Resources at XO’s headquarters; and

•	By clicking on the “I have read and agree” button below, you consent to XO’s reliance on your agreement to be bound by the terms of this Terms, Conditions and Agreements in its electronic form.

Terms and Conditions of Option

      The terms and conditions of the option that you have been granted by XO is governed by the Plan. If there is a conflict between the terms of these terms and conditions and the Plan, the terms of the Plan will govern. A copy of the Plan is available on the AST StockPlan website, and we encourage you to review it. As part of this option grant, you will be asked to review and confirm receipt of a Summary Plan Description, which summarizes the important terms of the Plan.

      Your option has a term of ten years from the date of the option grant. Consequently, it automatically terminates on the tenth anniversary of the date that it was granted. If, however, your employment with XO terminates before the expiration of your option’s 10-year term:

•	the unvested portion of your option will expire immediately; and

•	the vested portion of your option will be exercisable for a period of three months from the date of your termination.

      For example, if January 15th is the date that your employment terminated, you must exercise the vested portion of your option by April 15th of that same year. Any vested portion of your option that is not exercised within the three-month period will be canceled automatically.

      If your employment terminates by reason of your total disability or death, as defined in the Plan:

•	the unvested portion of your option will expire immediately; and

•	the vested portion of your option will be exercisable for a period of twelve months from the date of your termination.

      If your employment is terminated for “cause”, as defined in the Plan, the unexercised portion of your option, both vested and unvested, will terminate immediately.

      During your lifetime, you are the only person who may exercise your option. If you die, the personal representative of your estate or your beneficiary may exercise the option, to the extent exercisable at that time.

      Upon exercise of all or a portion of your option, you must pay the applicable exercise price by delivering cash or personal check.

      Your option is not transferable, except by will or by the applicable laws of descent and distribution, or to certain immediate family members, as further described in the Plan.

      The grant of a stock option does not in any way alter or modify the status of your employment with XO. In addition, this stock option does not alter or modify and is subject to the terms of a written employment agreement signed by an authorized corporate officer of XO Communications, Inc.

Agreements of Option Recipient

      By accepting the options granted to you, you agree to the following:

      1.       Confidential Information. You agree to respect the confidences of XO and will not, at any time during, or after termination of, your employment with XO, directly or indirectly divulge or disclose to any person outside XO, for any purpose or use, Confidential Information of XO, including confidential or proprietary information that XO has received from others, except upon written consent of XO or as part of your duties for XO.

      For purposes of these agreements, “XO” means XO Communications, Inc., a Delaware corporation, and its parent corporation, subsidiary corporations, affiliates, predecessors, successors, and assigns.

      For purposes of this agreement, “Confidential Information” means all information of any type or kind, including know-how and Intellectual Property rights, whether of XO or of any of its clients or customers, that is (1) disclosed to or known to you or made or conceived by you (whether solely by you or jointly with others) as a consequence of or through your employment with XO, (2) not generally known outside XO, or (3) treated by XO as confidential during the time of your employment, regardless of whether or not such information is a “trade secret” as defined by law. Confidential Information includes, but is not limited to, all communications (oral or written), notes, records, letters, interviews, reports, asset lists, customer lists, non-public information about such customers and potential agreements, and other information or documents furnished or made available by XO to you (including access to any other person and any materials available from that person) whether relating to business or personal matters. Confidential Information shall not include information that you knew before your employment with XO, that is already available to the public, or that becomes available to the public other than by unauthorized disclosure.

      For purposes of this agreement, “Intellectual Property” means any of the following that are (1) made or conceived by you (whether solely by you or jointly with others), (2) relate to the actual or anticipated business of XO or are suggested by or as a result from any task assigned to you on behalf of XO, and (3) made or conceived by you from the time entering your employment with XO until you leave, whether or not made or conceived during normal business hours and whether or not you use XO resources:

•	Inventions, defined as all discoveries, concepts or ideas including, but not limited to, any process, machine, manufacture or composition of matter, art, contribution, finding, or plant, or any improvement of any of the foregoing, whether or not patentable;

•	Designs, defined as all useful ornamental designs for articles of manufacture, whether or not patentable.

•	Copyright Works, defined as all materials for which copyright protection may be sought, including but not limited to: literary works, computer programs, artistic works (including designs, graphs, drawings, blueprints and other works), recordings, slides, motion pictures and audio-visual works, whether or not copyrightable, all of which shall be deemed to be “works for hire” under the United States Copyright laws.

•	Mask Works, defined as a series of related images, however fixed or encoded, having or representing a predetermined, three-dimensional pattern of metallic, insulating or semiconductor material present or removed from the layers of a semiconductor chip product; and in which series the relation of the images to one another is such that each image has the pattern of the surface of one form of the semiconductor chip product and is fixed in a semiconductor chip product.

•	Trademark/Service Mark Concepts, defined as all marks, names, phrases, designs or other indication useful to indicate the origin of any goods or services, whether or not registrable.

      You also agree not to disclose any Confidential Information to anyone within XO, except to other employees or agents of XO who need to know such Confidential Information in order to do their jobs for XO. You agree not to use any Confidential Information for any purpose other than to do your job for XO, and you agree to safeguard the confidentiality of all Confidential Information by taking all precautions that XO requires.

      2.       Disclosure Of Intellectual Property. You agree to disclose to XO in writing, promptly and fully upon conception, all Confidential Information and Intellectual Property. You also understand that all Intellectual Property is considered Confidential Information and you agree to treat all such Intellectual Property, including the existence of such Intellectual Property, as Confidential Information.

      3.       Assignment Of Rights. You agree that, upon conception, all Confidential Information and all Intellectual Property made or conceived by you during your employment with XO shall be the sole and exclusive property of XO, and you hereby assign to XO all your rights in such Confidential Information and Intellectual Property, except as provided for herein or as otherwise noted in writing and signed by both yourself and an authorized representative of XO. Unless noted on a written supplement to this agreement acknowledged by an authorized representative of XO, you currently have no Intellectual Property that you desire to remove from this agreement.

      4.       Protection Of Rights. Both during and after your employment with XO, you will do whatever is reasonably requested by XO to sign documents or perform other lawful acts in order to assist XO in obtaining, protecting and enforcing XO’s rights throughout the world to Intellectual Property which shall become the sole property of XO.

      5.       Maintaining Records. You agree to keep and maintain adequate and current records of all Confidential Information and Intellectual Property in the manner and form requested by XO. You further agree that all such records, which include but are not limited to notes, tapes, documents, lists and other works, shall be the exclusive property of XO, shall not be copied and/or removed by you except for XO business, and shall be delivered by you to XO upon termination of your employment without me retaining any copies. You also agree to return all records of Confidential Information and Intellectual Property at the request of XO including all physical and electronic copies of the Confidential Information and Intellectual Property.

      6.       Rights After Termination. You recognize that Confidential Information and Intellectual Property relating to your activities while working for XO which are reduced to practice or otherwise embodied in tangible form within one year after termination of your employment are likely to have been conceived in significant part while you were employed by XO. Accordingly, you agree that such Confidential Information and Intellectual Property shall be presumed to have been conceived during your employment with XO and are assigned to XO unless and until you have established to the contrary by written evidence.

      7.       Non-Solicitation Of Customers. You agree that, for a period of one (1) year following the date of termination of your employment with XO, you will not directly or indirectly solicit or contract with any then-existing customer of XO, for your benefit or on behalf of or for the benefit of any competitor or potential competitor of XO, without the express prior written consent of XO.

      8.       Non-Solicitation Of Employees. You agree that, for a period of one (1) year following the date of termination of your employment with XO, you will not directly or indirectly solicit for employment or hire or employ or hire, for yourself or on behalf of any competitor or potential competitor of XO, any individual who was employed by XO at any time during the year prior to the date of the termination of my employment with XO, without the express prior written consent of XO.

      9.       General Provisions. This agreement may not be changed or modified, in whole or in part, except by a written agreement authorized by XO. This agreement shall be construed and interpreted in accordance with the laws of the state in which the XO office that serves as my principal office is located. Any action arising out of or related to this agreement shall be brought in the state or Federal courts located in the city in which the XO office that serves as my principal office is located and you hereby consent to the jurisdiction and venue of such courts. If court proceedings are required to enforce any provision or to remedy any breach of this agreement, the prevailing party shall be entitled to an award of reasonable and necessary expenses, including reasonable attorneys’ fees.

      10.      Severability. If any term or provision of this agreement is determined to be illegal, unenforceable, or invalid in whole or in part for any reason, such illegal, unenforceable, or invalid provisions or part thereof shall be stricken from this agreement, and such provision shall not affect the legality, enforceability, or validity of the remainder of this agreement. If any provision or part thereof of this agreement is stricken in accordance with the provisions of this section, then this stricken provision shall be replaced, to the extent possible, with a legal, enforceable, and valid provision that is as similar in tenor to the stricken provision as is legally possible.

      11.      Statement Of Understanding. You acknowledge that:

•	you have read and understand each and every provision of this agreement;

•	you are free to discuss any questions you may have about this agreement with you Human Resources representative;

•	you are free to obtain advice from legal counsel of your choice, at your expense, to interpret the provisions of this agreement;

•	this agreement is not an employment contract, and, unless you have an employment contract with XO signed by an authorized XO representative, you are an “at will” employee and XO may terminate your employment without cause at any time; and

•	you have freely and voluntarily entered into this agreement.

XO Communications	[________________________Plan]

Certificate of Stock Option Grant

Granted to: Social Security Number: Employee ID: Option to Purchase: Type of Stock Option:	This stock option was granted to you on _____ __, ____ by XO Communications. The stock option price is the FMV on the date of grant, which was $___________.

Grant Number: Grant Date: Grant Expiration Date: Grant Price:	For the details of the terms and conditions of stock options granted prior to July 1, 2000, please refer to the letter agreement and other materials sent to you at the time of the grant.

Vesting Schedule Vesting Start Date:

Date of Vest	Shares Vesting Over the Period	Vesting in Period Occurs	Last Date to Exercise

[XO LOGO]

Authorized by: /s/ Gary D. Begeman

Gary D. Begeman, Senior Vice President
General Counsel and Secretary